June 30, 2016	Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

1

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2016	December 31, 2015
		$	$
ASSETS
Current assets
Cash and cash equivalents		125,652	288,189
Term deposits		5,317	4,382
Restricted cash		253	248
Marketable securities		41,445	18,331
Accounts receivable and other		49,367	85,468
Inventories		117,476	175,626
Assets held for sale	5	1,219,455	-
		1,558,965	572,244
Other assets		81,469	83,147
Defined benefit pension plan		12,856	10,897
Property, plant and equipment		3,498,434	4,747,759
Goodwill	5	-	50,276
		5,151,724	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		92,930	236,819
Current debt	6	30,000	-
Liabilities held for sale	5	258,431	-
		381,361	236,819
Debt	6	590,492	589,395
Other non-current liability		6,876	6,166
Asset retirement obligations		79,717	102,636
Deferred income tax liabilities		423,613	607,871
		1,482,059	1,542,887
Equity
Share capital	7	2,819,101	5,319,101
Treasury stock		(8,015)	(10,211)
Contributed surplus		2,602,027	47,236
Accumulated other comprehensive loss		5,301	(20,572)
Deficit		(1,916,215)	(1,583,873)
Total equity attributable to shareholders of the Company		3,502,199	3,751,681
Attributable to non-controlling interests		167,466	169,755
		3,669,665	3,921,436
		5,151,724	5,464,323

Approved on behalf of the Board of Directors

(Signed)John Webster	Director
(Signed)Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

2

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note		(restated)*		(restated)*
		2016	2015	2016	2015
Continuing operations:		$	$	$	$
Revenue
Metal sales		107,063	124,561	201,755	257,734

Cost of sales
Production costs		48,927	65,793	94,134	133,947
Inventory write-down (reversal)		(1,048)	-	298	6,210
Depreciation and amortization		17,551	22,586	36,519	42,589
		65,430	88,379	130,951	182,746
Gross profit		41,633	36,182	70,804	74,988

Exploration expenses		3,314	2,812	5,275	5,666
Mine standby costs		5,819	913	15,377	1,412
General and administrative expenses		10,688	9,757	20,155	23,054
Defined benefit pension plan expense		297	434	580	860
Share based payments		2,699	3,759	6,400	10,174
Impairment loss on property, plant and equipment		-	254,910	-	254,910
Other write-down of assets		478	-	478	-
Foreign exchange loss (gain)		287	(1,858)	(3,153)	7,212
Operating profit (loss)		18,051	(234,545)	25,692	(228,300)

Loss (gain) on disposal of assets		(93)	-	196	1
Loss on marketable securities and other investments		565	-	4,881	-
Other (income) expense		(1,372)	(2,015)	323	(4,184)
Asset retirement obligation accretion		449	482	898	965
Interest and financing costs		4,082	4,502	9,778	9,434
Profit (loss) from continuing operations before income tax		14,420	(237,514)	9,616	(234,516)
Income tax expense (recovery)		5,720	(29,965)	10,515	(5,649)
Profit (loss) from continuing operations		8,700	(207,549)	(899)	(228,867)
Profit (loss) from discontinued operations	5	(339,438)	9,964	(333,732)	24,769
Loss for the period		(330,738)	(197,585)	(334,631)	(204,098)

Attributable to:
Shareholders of the Company		(329,864)	(198,600)	(332,342)	(206,844)
Non-controlling interests		(874)	1,015	(2,289)	2,746
Loss for the period		(330,738)	(197,585)	(334,631)	(204,098)

Profit (loss) attributable to shareholders of the Company
Continuing operations		9,331	(207,472)	903	(227,879)
Discontinued operations		(339,195)	8,872	(333,245)	21,035
		(329,864)	(198,600)	(332,342)	(206,844)

Weighted average number of shares outstanding
Basic		716,587	716,587	716,587	716,585
Diluted		716,591	716,587	716,590	716,585

Earnings (loss) per share attributable to shareholders
of the Company:
Basic earnings (loss) per share		(0.46)	(0.28)	(0.46)	(0.29)
Diluted earnings (loss) per share		(0.46)	(0.28)	(0.46)	(0.29)

Earnings (loss) per share attributable to shareholders of the Company - Continuing operations:

Basic earnings (loss) per share		0.01	(0.29)	0.00	(0.32)
Diluted earnings (loss) per share		0.01	(0.29)	0.00	(0.32)

________

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

3

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Loss for the period	(330,738)	(197,585)	(334,631)	(204,098)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets (net of income taxes of $3,140 and nil)	11,405	1,020	21,094	909
Realized gains on disposal of available-for-sale financial assets	565	-	4,901	-
Actuarial losses on severance obligation	-	-	(122)	-
Total other comprehensive gain for the period	11,970	1,020	25,873	909
Total comprehensive loss for the period	(318,768)	(196,565)	(308,758)	(203,189)

Attributable to:
Shareholders of the Company	(317,894)	(197,580)	(306,469)	(205,935)
Non-controlling interests	(874)	1,015	(2,289)	2,746
	(318,768)	(196,565)	(308,758)	(203,189)

The accompanying notes are an integral part of these consolidated financial statements.

4

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
			(restated)*		(restated)*
	Note	2016	2015	2016	2015
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		8,700	(207,549)	(899)	(228,867)
Items not affecting cash:
Asset retirement obligation accretion		449	482	898	965
Depreciation and amortization		17,551	22,586	36,519	42,589
Unrealized foreign exchange loss (gain)		3,068	(50)	2,422	913
Deferred income tax expense recovery		(3,328)	(40,082)	(12,562)	(26,836)
Loss (gain) on disposal of assets		(93)	-	196	1
Other write-down of assets		478	-	478	-
Impairment loss on property, plant and equipment		-	254,910	-	254,910
Loss on marketable securities and other investments		565	-	4,881	-
Share based payments		2,699	3,759	6,400	10,174
Defined benefit pension plan expense		297	434	580	860
		30,386	34,490	38,913	54,709
Property reclamation payments		(814)	(93)	(894)	(93)
Changes in non-cash working capital	10	(39,251)	37,393	(59,624)	72,638
Net cash provided (used) by operating activities of continuing operations		(9,679)	71,790	(21,605)	127,254
sNet cash provided (used) by operating activities of discontinued operations		12,165	(17,860)	26,533	1,683

Investing activities
Purchase of property, plant and equipment		(61,568)	(76,309)	(120,888)	(143,814)
Proceeds from the sale of property, plant and equipment		373	94	757	106
Proceeds on production from tailings retreatment		-	4,381	3,878	10,102
Purchase of marketable securities		(692)	-	(2,526)	(5,233)
Proceeds from the sale of marketable securities		378	-	3,665	-
Redemption of (investment in) term deposits		(22)	45,000	(935)	(902)
Decrease (increase) in restricted cash		7	(10)	(6)	591
Net cash used by investing activities of continuing operations		(61,524)	(26,844)	(116,055)	(139,150)
Net cash used by investing activities of discontinued operations		(4,431)	(15,128)	(9,573)	(22,694)

Financing activities
Issuance of common shares for cash		-	-	-	121
Dividend paid to shareholders		-	-	-	(5,768)
Purchase of treasury stock		-	-	-	(2,394)
Long-term and bank debt proceeds		30,000	-	30,000	-
Net cash provided (used) by financing activities of continuing operations		30,000	-	30,000	(8,041)
Net cash used by financing activities of discontinued operations		-	(11,440)	-	(11,440)

Net increase (decrease) in cash and cash equivalents		(33,469)	518	(90,700)	(52,388)
Cash and cash equivalents - beginning of period		230,958	445,608	288,189	498,514
Cash and cash equivalents - end of period		197,489	446,126	197,489	446,126
Less cash and cash equivalents held for sale - end of period		(71,837)	-	(71,837)	-
Cash and cash equivalents excluding held for sale- end of period		125,652	446,126	125,652	446,126

________

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

5

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Share capital
Balance beginning of period		5,319,101	5,319,101	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	-	-	121
Transfer of contributed surplus on exercise of options		-	-	-	30
Capital reduction	7	(2,500,000)	-	(2,500,000)	-
Balance end of period		2,819,101	5,319,101	2,819,101	5,319,101

Treasury stock
Balance beginning of period		(8,015)	(12,662)	(10,211)	(12,949)
Purchase of treasury stock		-	-	-	(2,394)
Shares redeemed upon exercise of restricted share units		-	657	2,196	3,338
Balance end of period		(8,015)	(12,005)	(8,015)	(12,005)

Contributed surplus
Balance beginning of period		46,758	41,371	47,236	38,430
Share based payments		2,369	3,936	5,503	10,241
Shares redeemed upon exercise of restricted share units		-	(657)	(2,196)	(3,338)
Recognition of other current liability related costs		-	(110)	(1,416)	(763)
Reversal of other current liability and related costs		52,900	-	52,900	-
Transfer to share capital on exercise of options		-	-	-	(30)
Capital reduction	7	2,500,000	-	2,500,000	-
Balance end of period		2,602,027	44,540	2,602,027	44,540

Accumulated other comprehensive loss
Balance beginning of period		(6,669)	(18,238)	(20,572)	(18,127)
Other comprehensive gain for the period		11,970	1,020	25,873	909
Balance end of period		5,301	(17,218)	5,301	(17,218)

Deficit
Balance beginning of period		(1,586,351)	(67,816)	(1,583,873)	(53,804)
Dividends paid		-	-	-	(5,768)
Loss attributable to shareholders of the Company		(329,864)	(198,600)	(332,342)	(206,844)
Balance end of period		(1,916,215)	(266,416)	(1,916,215)	(266,416)
Total equity attributable to shareholders of the Company		3,502,199	5,068,002	3,502,199	5,068,002

Non-controlling interests
Balance beginning of period		168,340	305,510	169,755	305,414
Profit attributable to non-controlling interests		(874)	1,015	(2,289)	2,746
Dividends declared to non-controlling interests		-	(1,627)	-	(3,262)
Balance end of period		167,466	304,898	167,466	304,898

Total equity		3,669,665	5,372,900	3,669,665	5,372,900

The accompanying notes are an integral part of these consolidated financial statements.

6

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting'. They do not include all of the information and footnotes required by the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015 with the exception of the judgements related to assets held for sale, as discussed in note 5.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•

IFRS 9 'Financial Instruments' – This standard was published in July 2014 and replaces the existing guidance in IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•

IFRS 15 'Revenue from Contracts with Customers' – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

7

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes(continued)

•

IFRS 16 'Leases' – This standard was published in January 2016 and replaces the existing guidance in IAS 17, 'Leases'. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement ("Agreements") with CDH Fortune II Limited ("CDH").

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited ("Tenya"), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project ("ED"). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH had the right to require Eldorado to purchase or procure the purchase by another party of CDH's shares in Tenya at a fixed price ("Put Option") for 90 days following the second anniversary of the Agreements. A liability in the initial amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. Upon expiration of the Put Option in the second quarter of 2016, the net present value of this liability was reversed against equity as at June 30, 2016 as the Put Option lapsed without being exercised by CDH.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

5.	Discontinued operations

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company's Jinfeng mine to a wholly-owned subsidiary of China National Gold Group ("CNG") for $300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter of 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

In addition to the April 26, 2016 announcement, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in the White Mountain and Tanjianshan mines and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd. ("Yintai") for $600 million in cash, subject to certain closing adjustments. The transaction is expected to close in the fourth quarter of 2016 and is subject to obtaining various regulatory and shareholders approvals and other customary closing conditions.

8

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations(continued)

The aggregate consideration amount of $900 million is considered the fair value measurement of our Chinese operations ("China Business"). A post-tax loss of $339 million has been recognized on re-measurement to fair value less cost of disposal for the China Business. This loss was allocated first to goodwill and the remainder to property, plant and equipment.

The results from operations for our China Business have, together with restated comparatives, been presented as discontinued operations within the Condensed Consolidated Income Statements and the Condensed Consolidated Statements of Cash Flows.

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue	64,476	89,624	133,916	194,762
Production costs	44,170	49,755	91,911	100,906
Depreciation and amortization	6,305	18,280	18,996	43,686
Gross profit	14,001	21,589	23,009	50,170
Exploration expenses	364	374	645	643
General and administrative expenses	10,499	3,440	12,603	6,421
Foreign exchange loss (gain)	448	270	720	1,439
Operating profit (loss)	2,690	17,505	9,041	41,667
Interest and financing costs	131	331	146	574
Asset retirement obligation accretion	116	113	232	233
Other expenses	92	(286)	68	35
Profit from discontinued operations before income tax	2,351	17,347	8,595	40,825
Income tax expense (recovery)	2,771	7,383	3,309	16,056
Loss from discontinued operations	(420)	9,964	5,286	24,769
Loss on re-measurement to fair value less costs to sell	339,018	-	339,018	-
Net loss from discontinued operations	(339,438)	9,964	(333,732)	24,769

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

The CNG and Yintai transactions were a result of a strategic review by the Company's management to maximize the value of the Company's operations in China. Accordingly, the disposal of substantially all of the China Business through the CNG and Yintai transactions represents a single coordinated plan to dispose of a major line of business or geographical area of operations.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively. These assets have been re-measured to fair value less cost of disposal with the loss recognized in the Consolidated Income Statement for the three and six months ended June 30, 2016. In addition, the assets of the China Business are not depreciated while they are classified as held for sale.

9

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)

June 30, 2016
$
ASSETS
Cash and cash equivalents	71,837
Accounts receivable and other	25,645
Inventories	72,929
Other assets	18,944
Property, plant and equipment	1,030,100
Total assets held for sale	1,219,455
LIABILITIES
Accounts payable and accrued liabilities	58,727
Asset retirement obligations	23,073
Deferred income tax liabilities	176,631
Total liabilites from assets held for sale	258,431
Net assets held for sale	961,024

6.	Debt

	June 30, 2016 $	December 31, 2015 $
Current:
Revolving credit facility (a)	30,000	-

Non-current:
Senior notes (b)	590,492	589,395
Total debt	620,492	589,395

(a)	Revolving credit facility

In November 2012, the Company entered into a $375.0 million revolving credit facility with a syndicate of banks ("the credit facility"). The credit facility was to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement ("the amended and restated credit agreement" or "ARCA") to $250.0 million with the option to increase by an additional $100.0 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at June 30, 2016.

10

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company's current net leverage ratio is approximately 2.1:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.625% and undrawn standby fee of 0.725%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and will be amortized over the term of the credit facility.

As of June 30, 2016, the Company had $30.0 million drawn against the facility, with a maturity day in August 2016.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $9,508 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2016 was $600.8 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($108,578).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2016 was 4.59%.

As at June 30, 2016, RMB 696.6 million ($105,041) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

On May 25, 2016 the shareholders of the Company approved by special resolution the reduction of the stated capital account of the Company. As at June 30, 2016, the stated capital of the Company has been reduced by $2,500,000.

11

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.23	9,001,164
Exercised	-	-
Forfeited	14.61	(3,175,667)
At June 30,	7.56	31,344,931

At June 30, 2016, 19,698,340 share options (June 30, 2015 – 18,984,305) with a weighted average exercise price of Cdn$9.67 (June 30, 2015 – Cdn$11.30) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2016 was $1,549 (YTD - $3,669).

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the six-month period ended June 30, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended June 30, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(298,483)
Forfeited	(93,536)
Balance at June 30, 2016	1,277,030

As at June 30, 2016, 1,277,030 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,591 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended June 30, 2016 was $408 (YTD - $1,072).

(c)	Deferred share units plan

At June 30, 2016, 493,922 deferred share units ("DSUs") were outstanding with a value of $2,222, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $330 for the quarter ended June 30, 2016 (YTD - $897).

12

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

(d)	Performance share units plan

A total of 796,652 performance share units ("PSUs") were granted during the six-month period ended June 30, 2016 under the Company's PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended June 30, 2016 was $412 (YTD - $762).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at June 30, 2016 are marketable securities and assets held for sale (see note 5). No liabilities are measured at fair value on a recurring basis as at June 30, 2016 except for the liabilities related to the assets held for sale.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company's senior notes (note 6b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2016 $	2015 $	2016 $	2015 $
Changes in non-cash working capital
Accounts receivable and other	(8,385)	(14,269)	(9,777)	3,134
Inventories	(9,743)	277	(17,963)	11,288
Accounts payable and accrued liabilities	(21,123)	51,385	(31,884)	58,216
Total	(39,251)	37,393	(59,624)	72,638

Supplementary cash flow information
Income taxes paid	16,217	23,235	30,458	45,799
Interest paid	16,844	17,047	16,844	17,275

13

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2016, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended June 30, 2016

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,321	-	7,742	-	-	107,063
Production costs	40,231	-	8,696	-	-	48,927
Inventory write-down (reversal)	-	-	(1,048)	-	-	(1,048)
Depreciation	17,797	(461)	146	-	69	17,551
Gross profit (loss)	41,293	461	(52)	-	(69)	41,633

Other material items of income and expense
Other write-down of assets	478	-	-	-	-	478
Exploration expenses	398	572	184	133	2,027	3,314
Income tax expense (recovery)	12,123	(2,161)	(1,037)	(64)	(3,141)	5,720

Additions to property, plant and
equipment during the period	14,456	1,165	41,960	4,039	6	61,626

14

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the three months ended June 30, 2015

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	115,820	(691)	9,432	-	-	124,561
Production costs	56,594	115	9,084	-	-	65,793
Depreciation	19,600	504	2,362	-	120	22,586
Gross profit (loss)	39,626	(1,310)	(2,014)	-	(120)	36,182

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Exploration costs	428	387	571	679	747	2,812
Income tax expense (recovery)	14,296	(480)	(2,557)	(41,225)	1	(29,965)

Additions to property, plant and
equipment during the period	15,918	354	55,808	4,008	70	76,158

For the six months ended June 30, 2016

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	190,541	-	11,214	-	-	201,755
Production costs	81,206	-	12,928	-	-	94,134
Inventory write-down	-	-	298	-	-	298
Depreciation	36,041	-	340	-	138	36,519
Gross profit (loss)	73,294	-	(2,352)	-	(138)	70,804

Other material items of income and expense
Write down on assets	478	-	-	-	-	478
Exploration costs	757	904	832	341	2,441	5,275
Income tax expense (recovery)	16,990	(3,825)	1,061	(633)	(3,078)	10,515

Additions to property, plant and
equipment during the period	28,577	2,039	85,016	6,436	14	122,082

Information about assets and liabilities
Property, plant and equipment (*)	887,922	180,911	2,023,405	404,582	1,614	3,498,434
Debt	-	-	-	-	620,492	620,492

15

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the six months ended June 30, 2015

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	235,507	(355)	22,582	-	-	257,734
Production costs	111,450	1,587	20,910	-	-	133,947
Inventory write-down	-	6,210	-	-	-	6,210
Depreciation	36,082	1,010	5,229	-	268	42,589
Gross profit (loss)	87,975	(9,162)	(3,557)	-	(268)	74,988

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Exploration costs	872	773	1,400	1,155	1,466	5,666
Income tax expense (recovery)	27,087	3,098	4,892	(40,753)	27	(5,649)

Additions to property, plant and
equipment during the period	29,886	726	104,846	9,103	151	144,712

As at December 31, 2015

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey segment derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

16